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SEC 1147 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT
  (9-0)  REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                                                   ---------------------------------------
                                                                                                  OMB APPROVAL
                                                                                   ---------------------------------------
                                 UNITED STATES                                     OMB Number.                   3235-0101
                       SECURITIES AND EXCHANGE COMMISSION                          ---------------------------------------
                             WASHINGTON, D.C. 20549                                Expires:                August 31, 2003
                                                                                   ---------------------------------------
                                                                                   Estimated average burden
                                                                                   Hours per response..................2.0
                                    FORM 144                                       ---------------------------------------


                                                                                   ---------------------------------------
                      NOTICE OF PROPOSED SALE OF SECURITIES                                       SEC USE ONLY
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                ---------------------------------------
                                                                                   DOCUMENT SEQUENCE NO.

                                                                                   ---------------------------------------
                                                                                   CUSIP NUMBER
ATTENTION:  Transmit for filing 3 copies of this form concurrently with either
            placing an order with a broker to execute sale or executing a sale     ---------------------------------------
            directly with a market maker.                                          WORK LOCATION

                                                                                   ---------------------------------------

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1(a) NAME OF ISSUER (Please type or print)                        (b) IRS IDENT. NO.            (c) S.E.C. FILE NO.

HCC Insurance Holdings, Inc.                                      76-0336636                    0-20766
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1(d) ADDRESS OF ISSUER            STREET            CITY        STATE        ZIP CODE           (e) TELEPHONE
                                                                                               ---------------------------
                                                                                                AREA CODE      NUMBERS
13403 Northwest Freeway                            Houston      Texas         77040                713         690-7300
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2(a)NAME OF PERSON FOR WHOSE ACCOUNT  (b)IRS IDENT. NO.   (c)RELATIONSHIP  (d)ADDRESS STREET  CITY  STATE  ZIP CODE
    THE SECURITIES ARE TO BE SOLD                            TO ISSUER

Stephen J. Lockwood                                       Director         27 Congress Street, Suite 108, Salem, MA  01970
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INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the
              S.E.C. File Number.
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3(a)                                 (b)                                                                     SEC USE
    Title Of The                          Name And Address Of Each Broker Through Whom                         ONLY
      Class Of                          The Securities Are To Be Offered Or Each Market                  -----------------
     Securities                              Maker Who Is Acquiring The Securities                         Broker-Dealer
     To Be Sold                                                                                             File Number
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Common                                Raymond James & Associates
Stock                                 880 Carillon Parkway
                                      St. Petersburg, FL  33716
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 (c)                     (d)                          (e)                        (f)                    (g)
       Number Of            Aggregate Market               Number Of                Approximate            Name Of Each
       Shares Or                 Value                     Shares Or                Date Of Sale            Securities
    Other Units To          (See Instr. 3(d))             Other Units               (See Instr.              Exchange
        Be Sold                                           Outstanding                  3(f))                (See Instr.
      (See Instr.                                         (See Instr.               (MO. DAY YR.)               3(g))
         3(c))                                                3(e))
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 362,438                 $8,857,078.63                49,634,790                 11/21/00               NYSE
                         (Note 1)                     (Note 2)
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INSTRUCTIONS:
1.  (a) Name of issuer
    (b) Issuer's I.R.S. Identification Number
    (c) Issuer's S.E.C. file number, if any
    (d) Issuer's address, including zip code
    (e) Issuer's telephone number, including area code

2.  (a) Name of person for whose account the securities are to be sold
    (b) Such person's I.R.S. identification number, if such person is an entity
    (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
    (d) Such person's address, including zip code.

3.  (a) Title of the class of securities to be sold.
    (b) Name and address of each broker through whom the securities are intended to be sold
    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
    (f) Approximate date on which the securities are to be sold
    (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                        TABLE 1 -- SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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Title Of     Date You           Nature Of             Name Of Person          Amount of          Date Of      Nature Of
The Class    Acquired    Acquisition Transaction    From Whom Acquired    Securities Acquired    Payment       Payment
                                                   (If gift, also give
                                                   date donor acquired)
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Common       05/24/96      Acquisition of LDG          HCC Insurance          3,941,565          05/24/96     Exchange of
Stock                    Management Company, Inc.      Holdings, Inc.                                       private company
                                                                                                            stock pursuant
                                                                                                               to merger
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INSTRUCTIONS:   1.  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

                2.  If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph
                    (d)(3) of Rule 144, furnish full information with respect thereto.


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                                    TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
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                                                                                   Amount Of
Name And Address Of Seller      Title Of Securities Sold       Date Of Sale      Securities Sold      Gross Proceeds
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N/A



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REMARKS:   Note 1:  Based upon NYSE Closing Price on 11/20/00 of $24.4375.
           Note 2:  Shares outstanding as of 11/03/00.



INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the
Issuer of the securities to be sold which has not been publicly disclosed.


                    November 21, 2000                                          /S/  Stephen J. Lockwood
                    -----------------                                          ------------------------
                      Date of Notice                                                  (Signature)

 The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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